UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission file number: 001-39838

Gracell Biotechnologies Inc.

Building 12, Block B, Phase II

Biobay Industrial Park

218 Sangtian St.

Suzhou Industrial Park, 215123

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Gracell on Form F-3 (No. 333-264545 and No. 333-274191) to the extent not superseded by documents or reports subsequently filed.

EXHIBITS

Exhibit No.	Description

99.1	Investor Frequently Asked Questions, dated December 29, 2023

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gracell Biotechnologies Inc.

By:	/s/ William Wei Cao
Name:	William Wei Cao
Title:	Chairman and Chief Executive Officer

Date: December 29, 2023